UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

HESPERIA HOLDING, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

42807Q 10 9

(CUSIP Number)

Mark Presgraves

9780 E Avenue

Hesperia, California 92345

(760) 947-1378

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

January 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Presgraves

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions):     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

    TO ITEMS 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION     USA

NUMBER OF	(7)	SOLE VOTING POWER	4,584,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER	0
OWNED BY
EACH REPORTING	(9)	SOLE DISPOSITIVE POWER	4,584,000
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER	0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,584,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Instructions [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44%

14 TYPE OF REPORTING PERSON (See Instructions)

(IN) INDIVIDUAL

EXPLANATORY STATEMENT

        This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D/A filed by Mark Presgraves ("Mr. Presgraves"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Hesperia Holding, Inc., a Nevada corporation (the "Issuer") or ("Hesperia"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

        This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 9780 E Avenue, Hesperia, California 92345.

ITEM 2. IDENTITY AND BACKGROUND

  The Reporting Person is Mark Presgraves.

  Mr. Presgraves address is 9780 E Avenue, Hesperia, California 92345.

  Mr. Presgraves principal occupation is Secretary, Treasurer and Director of the Issuer.

  Mr. Presgraves has not been convicted in a criminal proceeding during the last five years.

  Mr. Presgraves, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Presgraves received 4,634,000 shares as a result of the merger with Hesperia Holding Corp. in a 1 for 1 share exchange. See Item 4 below for a further description of the transaction.

        On January 29, 2004, Mr. Presgraves gifted 50,000 shares to a Director of the Issuer, leaving him with beneficial ownership of 4,584,000 shares of common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

        Hesperia Holding, Inc. (formerly Saveyoutime.com, Inc.), a Nevada corporation entered into a merger agreement dated January 20, 2003 (the "Merger Agreement") with Hesperia Holding Corp., a California corporation. Pursuant to the terms of the Merger Agreement, and in accordance with the General Corporation Law of the State of California (the "CGCL") and the General Corporation Law of the State of Nevada (the "NGCL"), Hesperia Holding Corp. merged with and into Hesperia Holding, Inc. (the "Merger").

        The Merger was consummated on April 10, 2003, at which time a Certificate of Merger was filed in the State of Nevada. Under the terms of the Merger, the Company Inc. issued Ten Million Four Hundred Fifteen Thousand Eight Hundred Forty-Five (10,415,845) shares of its common stock to the stockholders of Hesperia Holding Corp in exchange for 100% of the issued and outstanding common stock of Hesperia Holding Corp. The sole stockholder of the Company retained 50,000 shares of common stock and cancelled 6,454,370 shares resulting in 10,465,845 being issued and outstanding. The shares of common stock were issued unrestricted without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act.

        The purpose of the transaction on January 29, 2003 was a gift as described in Item 3. above.

        Mr. Presgraves holds the Shares as reported herein for the purpose of investment.

        Except as set forth in this Item 4, Mr. Presgraves has no present plans or proposals to acquire additional securities of the Issuer. However, Mr. Presgraves reserves the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of Mr. Presgraves, Mr. Presgraves will amend this Schedule 13D.

        Other than as described above, Mr. Presgraves has no present plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D:

  the acquisition by an unaffiliated person of securities of the Issuer, or the disposition of securities of the issuer;

  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

  a sale or transfer of a material amount of assets of the Issuer;

  a change in the present board of directors of the Issuer as a result of a merger or acquisition transaction;

  a material change in the present capitalization or dividend policy of the Issuer;

  a material change in the Issuer's business or corporate structure based on the completion of a merger or acquisition;

  changes in the Issuer's charter or bylaws as a result of a merger or acquisition, which may impede the acquisition of control of the Issuer by any person;

  causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  an action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    a.    Mr. Presgraves beneficially owns 4,584,000 shares of the Issuer's common stock. The 4,584,000 represents 44% of the Issuer's common stock based on the outstanding shares on September 30, 2003.

    b.    (i)    Sole Power to Vote or Direct the Vote:

                    4,584,000 shares of Common Stock

           (ii)    Shared Power to Vote or Direct the Vote:

                    0 shares

           (iii)    Sole Power to Dispose or Direct the Disposition:

                    4,584,000 shares of Common Stock

           (iv)    Shared Power to Dispose or Direct the Disposition:

                    0 shares

    c.   Not Applicable

    d.   Not Applicable

    e.   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Mr. Presgraves is Secretary Treasurer and Director of the Issuer.

ITEM 7. EXHIBITS

        N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                        By:/S/Mark Presgraves

                                                                                             Mark Presgraves

Dated: February 20, 2004